EXHIBIT 99.1

Student Transportation Inc. Awarded Contracts in Texas

Four School Districts Partner With Leader in School Transportation

WALL, N.J., May 21, 2015 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (Nasdaq:STB), North America's most trusted provider of school bus transportation and management services, announced today that its subsidiary, GoldStar Transit, Inc. (GST), has been awarded school transportation contracts at four school districts throughout the state of Texas. The long-term contracts will add over 180 vehicles and increase current fiscal year revenues by approximately $8.6 million annually. One of the contracts is an initial conversion of 50 buses of the district's more than 300 school transportation vehicles. The contracts include annual increases, 100% customer paid fuel and add to the regional density of GST's existing operations in the state of Texas.

"We are delighted to have been awarded these contracts with these districts. We look forward to working with the districts along with the parents, students and residents of these fine communities," stated Richard Templeton, President of Operations at GST. "I am confident that everyone will embrace our high standards of providing exceptional customer service while we increase the quality and efficiency throughout the transportation systems in these districts."

The public-private partnership with the school districts will feature for the most part brand new school vehicles beginning in the 2015-16 school year. The fleet of new buses will feature the latest technological advancements in safety and communications equipment including GPS tracking systems, digital 3-camera surveillance systems, two-way radios, stop-arms and Child Check-Mate systems.

The new vehicles will be "SafeStop ready" and equipped with the innovative SafeStop™ mobile application that connects parents and school officials with vehicles transporting their students. The app features a real-time bus locator with a mapping screen, predictive arrival times and a messaging area to display service updates to let parents and students know where the bus is and when it will be at the designated stops.

To learn more about GoldStar Transit, Inc., please visit www.RideGST.com and to learn more about Student Transportation Inc., please visit www.RideSTBus.com.

About Student Transportation Inc.

Founded in 1997, STI is North America's third-largest and most progressive provider of school bus transportation services, operating more than 12,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

CONTACT: For more information, please contact:
         Doug Coupe
         Director of Communications & Investor Relations
         (843) 884-2720
         dcoupe@ridesta.com